UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2013

000-55041
(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On November 28, 2013, Can-Fite BioPharma Ltd. (the “Company”) filed in Israel (i) its unaudited interim consolidated financial statements as of September 30, 2013, (ii) its financial data from its unaudited interim consolidated financial statements as of September 30, 2013 and (iii) its board of directors report on the state of the Company's business for the period ended September 30, 2013. Translations of the foregoing are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and each such translation is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Can-Fite BioPharma Ltd.’s Unaudited Interim Consolidated Financial Statements as of September 30, 2013
99.2	Can-Fite BioPharma Ltd.’s Financial Data from its Unaudited Interim Consolidated Financial Statements as of September 30, 2013
99.3	Can-Fite BioPharma Ltd.’s Board of Directors Report on the State of the Company's Business for the Period Ended September 30, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: November 29, 2013	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer

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